# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARES PRIVATE MARKETS FUND, CIK 0001876006
CUSIP: MULTIPLES
Title of class of securities: CLASS A, CLASS D AND CLASS I SHARES OF BENEFICIAL INTEREST
Address of issuer's principal executive offices: 245 PARK AVENUE, 44TH FLOOR, New York, New York (NY), 10167
Date of event which requires filing of this statement: 06/05/2025
Amends the filing with accession number 0001104659-22-044741
Filed by CIK 0001525559
Persons authorized to receive notices and communications: Andrew Flippo, c/o Ares Capital Management II LLC, 245 Park Avenue, 44th Floor, New York, New York (NY), 10167, (212) 750-7300; Philippa Bond, P.C., 2049 Century Park East, 37th Floor, Los Angeles, California (CA), 90067, 000-000-0000; Kirkland & Ellis LLP, 2049 Century Park East, 37th Floor, Los Angeles, California (CA), 90067, 000-000-0000; Nicole M. Runyan, P.C., 601 Lexington Avenue, New York, New York (NY), 10022, 000-000-0000; Kim E. Kaufman, 601 Lexington Avenue, New York, New York (NY), 10022, 000-000-0000; Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York (NY), 10022, 000-000-0000

## Reporting persons
- Ares Capital Management II LLC (CIK 0001525559): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,000; sole dispositive power 0; shared dispositive power 4,000; aggregate amount beneficially owned 4,000 (0.01% of the class)
  Comment: The percent of class is calculated based upon 76,156,726 Shares (as defined below) outstanding as of March 31, 2025, based on information received from the Issuer (as defined below).
  
  Class A, CUSIP: 04020B202; Class D, CUSIP: 04020B301; and Class I, CUSIP: 04020B103.
- Ares Investments Holdings LLC (CIK 0001525554): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,000; sole dispositive power 0; shared dispositive power 4,000; aggregate amount beneficially owned 4,000 (0.01% of the class)
  Comment: The percent of class is calculated based upon 76,156,726 Shares outstanding as of March 31, 2025, based on information received from the Issuer.
  
  Class A, CUSIP: 04020B202; Class D, CUSIP: 04020B301; and Class I, CUSIP: 04020B103.
- Ares Holdings L.P. (CIK 0001490706): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,004,000; sole dispositive power 0; shared dispositive power 3,004,000; aggregate amount beneficially owned 3,004,000 (3.9% of the class)
  Comment: The percent of class is calculated based upon 76,156,726 Shares outstanding as of March 31, 2025, based on information received from the Issuer.
  
  Class A, CUSIP: 04020B202; Class D, CUSIP: 04020B301; and Class I, CUSIP: 04020B103.
- Ares Holdco LLC (CIK 0001669983): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,004,000; sole dispositive power 0; shared dispositive power 3,004,000; aggregate amount beneficially owned 3,004,000 (3.9% of the class)
  Comment: The percent of class is calculated based upon 76,156,726 Shares outstanding as of March 31, 2025, based on information received from the Issuer.
  
  Class A, CUSIP: 04020B202; Class D, CUSIP: 04020B301; and Class I, CUSIP: 04020B103.
- Ares Management Corporation (CIK 0001176948): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,004,000; sole dispositive power 0; shared dispositive power 3,004,000; aggregate amount beneficially owned 3,004,000 (3.9% of the class)
  Comment: The percent of class is calculated based upon 76,156,726 Shares outstanding as of March 31, 2025, based on information received from the Issuer.
  
  Class A, CUSIP: 04020B202; Class D, CUSIP: 04020B301; and Class I, CUSIP: 04020B103.
- Ares Voting LLC (CIK 0001761656): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,004,000; sole dispositive power 0; shared dispositive power 3,004,000; aggregate amount beneficially owned 3,004,000 (3.9% of the class)
  Comment: The percent of class is calculated based upon 76,156,726 Shares outstanding as of March 31, 2025, based on information received from the Issuer.
  
  Class A, CUSIP: 04020B202; Class D, CUSIP: 04020B301; and Class I, CUSIP: 04020B103.
- Ares Partners Holdco LLC (CIK 0001620263): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,004,000; sole dispositive power 0; shared dispositive power 3,004,000; aggregate amount beneficially owned 3,004,000 (3.9% of the class)
  Comment: The percent of class is calculated based upon 76,156,726 Shares outstanding as of March 31, 2025, based on information received from the Issuer.
  
  Class A, CUSIP: 04020B202; Class D, CUSIP: 04020B301; and Class I, CUSIP: 04020B103.
- Ares Management GP LLC (CIK 0001620264): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,004,000; sole dispositive power 0; shared dispositive power 3,004,000; aggregate amount beneficially owned 3,004,000 (3.9% of the class)
  Comment: The percent of class is calculated based upon 76,156,726 Shares outstanding as of March 31, 2025, based on information received from the Issuer.
  
  Class A, CUSIP: 04020B202; Class D, CUSIP: 04020B301; and Class I, CUSIP: 04020B103.

## Item 1. Security and Issuer
Title of class of securities: CLASS A, CLASS D AND CLASS I SHARES OF BENEFICIAL INTEREST
Name of issuer: ARES PRIVATE MARKETS FUND
Address of issuer's principal executive offices: 245 PARK AVENUE, 44TH FLOOR, 37th Floor, New York, New York (NY), 10167
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D filed on April 11, 2022 (the "Schedule 13D"). This Amendment No. 1 relates to shares of beneficial interests of Ares Private Markets Fund (the "Issuer" or "Fund"). For purposes of this Amendment No. 1, the term "Shares" includes each of the three classes of Shares designated by the Fund as Class A shares, Class D shares, and Class I shares. The principal executive office of the Fund is located at 245 Park Avenue, 44th Floor, New York, NY 10167. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) is hereby amended and restated in its entirety as follows:

The address of the principal business and principal office of each of the Reporting Persons and the Board Members (as defined below) and the other individuals set forth in Schedule A on Exhibit 99.1 to this Schedule 13D (such other individuals, together with the Board Members, the "Managers"), excluding Ares Capital Management II LLC, is c/o Ares Management LLC, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. The address of the principal business and principal office of Ares Capital Management II LLC is 245 Park Avenue, 44th Floor, New York, New York 10167.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety as follows:

Ares Capital is a registered investment adviser and serves as investment adviser to the Issuer. The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities. The reported securities include 3,000,000 Class I Shares directly held by Ares Holdings and 4,000 Class I Shares directly held by Ares Investments. The sole member of Ares Investments is Ares Holdings. The general partner of Ares Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the "Ares Class B Common Stock") and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the "Ares Class C Common Stock"). The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the "Board Members"). Each of the Reporting Persons (other than Ares Investments with respect to Class I Shares directly held by it) and the Board Members, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Shares, except to the extent of any pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.
Citizenship:
Item 2(f) is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons is organized in the State of Delaware. Each of the Managers is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The reported securities include 3,000,000 Class I Shares directly held by Ares Investments and 4,000 Class I Shares directly held by Ares Holdings, a wholly-owned subsidiary of the Reporting Person. The reported 3,004,000 Shares represent 3.9% of the Shares outstanding as of March 31, 2025, based on information received from the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

The information set forth in rows 7 through 11 of the cover pages of this Amendment No. 1 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons did not effect any transactions with respect to the Issuer's Shares during the past sixty days or since the most recent filing of Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

As of June 5, 2025, none of the Reporting Persons beneficially own more than five percent of the outstanding Shares.

## Signatures
- Ares Capital Management II LLC: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (06/09/2025)
- Ares Investments Holdings LLC: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (06/09/2025)
- Ares Holdings L.P.: Ares Holdco LLC, General Partner (06/09/2025)
- Ares Holdings L.P.: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (06/09/2025)
- Ares Holdco LLC: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (06/09/2025)
- Ares Management Corporation: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (06/09/2025)
- Ares Voting LLC: Ares Partners Holdco LLC, Sole Member (06/09/2025)
- Ares Voting LLC: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (06/09/2025)
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (06/09/2025)
- Ares Management GP LLC: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (06/09/2025)